SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

Sucampo Pharmaceuticals, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

864909106

(CUSIP Number)

December 3, 2010

(Date of Event which Requires Filing of Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☒ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 864909106
1	NAMES OF REPORTING PERSONS: Timothy Lynch I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only):
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC Use Only
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 1,296,151*
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 1,296,151*
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,296,151
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 8.3%
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN/HC

*	The shares reported are owned by Stonepine Capital, L.P.

CUSIP No. 864909106
1	NAMES OF REPORTING PERSONS: Jon Plexico I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only):
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC Use Only
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 1,296,151*
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 1,296,151*
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,296,151
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 8.3%
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN/HC

*	The shares reported are owned by Stonepine Capital, L.P.

CUSIP No. 864909106
1	NAMES OF REPORTING PERSONS: Stonepine Capital Management LLC I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only): 025606512
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC Use Only
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 1,296,151*
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 1,296,151*
	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,296,151
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 8.3%
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IA

*	The shares reported are owned by Stonepine Capital, L.P., a partnership for which Stonepine Capital Management LLC serves as general partner.

CUSIP No. 864909106
1	NAMES OF REPORTING PERSONS: Stonepine Capital, L.P. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only): 20-4562740
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC Use Only
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 1,296,151
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 1,296,151
	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,296,151
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 8.3%
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

Item 1(a)	Name of Issuer:

Sucampo Pharmaceuticals, Inc.

Item 1(b)	Address of Issuer’s Principal Executive Offices:

4520 East-West Highway, Suite 300

Bethesda, MD 20814

Item 2(a)	Name of Person Filing:

Timothy Lynch

Jon Plexico

Stonepine Capital, L.P. (the “Fund”)

Stonepine Capital Management LLC (“Stonepine”)

Item 2(b)	Address of Principal Business Office or, if none, Residence:

475 Five Gate Rd., Suite 320, Sausalito, CA 94965

Item 2(c)	Citizenship:

U.S.

Item 2(d)	Title of Class of Securities:

Class A Common Stock

Item 2(e)	CUSIP Number:

864909106

Item 3.	If this statement is filed pursuant to Rule 13d-1(b) or 13d-2(b) or (c), check whether the person filing is a:

(a)	❑	Broker or Dealer registered under Section 15 of the Act
(b)	❑	Bank as defined in section 3(a)(6) of the Act
(c)	❑	Insurance Company as defined in section 3(a)(19) of the Act
(d)	❑	Investment Company registered under section 8 of the Investment Company Act of 1940
(e)	☒	Investment Adviser in accordance with Section 240.13d-1(b)(1)(ii)(E)
(f)	❑	An employee benefit plan or an endowment fund in accordance with Section 240.13d-1(b)(1)(ii)(F)
(g)	☒	Parent holding company or control person in accordance with Section 240.13d-1(b)(ii)(G)
(h)	❑	A saving association as defined in Section 3(b) of the Federal Deposit Insurance Act
(i)	❑	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940
(j)	❑	Group, in accordance with Section 240.13d-1(b)(ii)(J)

Item 4.	Ownership

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

Reference is hereby made to Items 5-9 and 11 of pages 2 - 5 of this Schedule, which Items are incorporated by reference herein.

The securities reported on this Schedule as beneficially owned by Stonepine (the “Securities”) are held by or for the benefit of the Fund. Stonepine, as the Fund’s general partner and each of Jon Plexico and Timothy Lynch, as the member-managers of Stonepine, may be deemed to beneficially own the Securities held by the Fund for the purposes of Rule 13d-3 under the Securities Exchange Act of 1934 (the “Act”), insofar as they may be deemed to have the power to direct the voting or disposition of those Securities.

Neither the filing of this Schedule nor any of its contents shall be deemed to constitute an admission that Stonepine, Mr. Plexico or Mr. Lynch is, for any other purpose, the beneficial owner of any of the Securities, and each of Stonepine, Mr. Plexico and Mr. Lynch disclaims beneficial ownership as to the Securities, except to the extent of his or its pecuniary interests therein.

Under the definition of “beneficial ownership” in the Act, it is also possible that the individual general partners, executive officers, and members of the foregoing entities might be deemed the “beneficial owners” of some or all of the Securities insofar as they may be deemed to share the power to direct the voting or disposition of the Securities. Neither the filing of this Schedule nor any of its contents shall be deemed to constitute an admission that any of such individuals is, for any purpose, the beneficial owner of any of the Securities, and such beneficial ownership is expressly disclaimed.

The calculation of percentage of beneficial ownership in item 11 of pages 2 - 5 was derived from the Issuer’s Form 10-Q Quarterly Report filed with the Securities and Exchange Commission on November 3, 2010, in which the Issuer stated that the number of shares of its Class A common stock outstanding as of November 2, 2010 was 15,658,938 shares.

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [    ].

Item 6.	Ownership of More than Five Percent on Behalf of Another Person

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person

Not applicable.

Item 8.	Identification and Classification of Members of the Group

Not applicable.

Item 9.	Notice of Dissolution of Group

Not applicable.

Item 10.	Certification

By signing below, I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Signature

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: January 7, 2011	STONEPINE CAPITAL MANAGEMENT LLC

	By:	/S/ TIMOTHY LYNCH
Timothy Lynch Its Member-Manager

JON PLEXICO

/S/ JON PLEXICO
Jon Plexico

TIMOTHY LYNCH

/S/ TIMOTHY LYNCH
Timothy Lynch

By signing below the undersigned certifies that, to the best of its knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Signature

After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: January 7, 2011	STONEPINE CAPITAL, L.P.

	By:	Stonepine Capital Management LLC, its General Partner

	By:	/S/ TIMOTHY LYNCH
Timothy Lynch
Its Member-Manager

EXHIBIT INDEX

Exhibit A	Joint Filing Undertaking	Page 12

EXHIBIT A

JOINT FILING UNDERTAKING

The undersigned, being authorized thereunto, hereby execute this agreement as an exhibit to this Schedule 13G to evidence the agreement of the below-named parties, in accordance with rules promulgated pursuant to the Securities Exchange Act of 1934, to file this Schedule, as it may be amended, jointly on behalf of each of such parties.

Dated: January 7, 2011	STONEPINE CAPITAL MANAGEMENT LLC

	By:	/S/ TIMOTHY LYNCH
Timothy Lynch Its Member-Manager

STONEPINE CAPITAL, L.P. By: Stonepine Capital Management LLC, its General Partner

	By:	/S/ TIMOTHY LYNCH
Timothy Lynch Its Member-Manager

JON PLEXICO

/S/ JON PLEXICO
Jon Plexico

TIMOTHY LYNCH

/S/ TIMOTHY LYNCH
Timothy Lynch